Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-158319

Final Term Sheet dated May 19, 2010 supplementing

the Preliminary Prospectus Supplement dated May 19, 2010

and the Prospectus dated March 31, 2009

Final Term Sheet

ZIONS BANCORPORATION

$175,000,000

aggregate offering amount of

Warrants to Purchase Common Stock

This final term sheet dated May 19, 2010 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 19, 2010 and the accompanying prospectus dated March 31, 2009 (including the documents incorporated by reference in the preliminary prospectus supplement and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. The information in this final term sheet supersedes the information contained in the Preliminary Prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	Zions Bancorporation

Ticker:	NASDAQ: ZIONW

Issue:	Warrants to purchase common stock, no par value, of the Issuer (the “Warrants”)

Aggregate amount offered:	$175,000,000

Number of Warrants issued:	21,077,227

Overallotment option:	$10,000,000 (1,204,413 Warrants)

Price per Warrant:	$8.3028

Underwriting discounts and commissions:	$0.2490 per Warrant

Estimated net proceeds to the Issuer:	$169,750,000

Expiration date:	May 22, 2020

Exercise price calculation:	150% of the closing price of the common stock on the Nasdaq Global Select Market on May 19, 2010, rounded down to the nearest cent

Exercise price:	$36.63

Pricing date:	May 19, 2010

Issue date:	May 25, 2010

CUSIP/ISIN:	989701 115/US9897011154

Listing:	The Warrants have been approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance, under the symbol “ZIONW”

Joint bookrunning managers:	Goldman, Sachs & Co. and Deutsche Bank Securities Inc.

Co-manager:	Barclays Capital Inc.

Use of proceeds:	The Issuer intends to use the net proceeds from the offering for general corporate purposes. Pending use of the net proceeds of the offering, the Issuer intends to invest the net proceeds in interest-bearing, investment grade securities.

Adjustment to the exercise price upon certain events:	The exercise price for the Warrants will be subject to adjustment upon the occurrence of certain specified events as described in the Preliminary Prospectus under “Description of Warrants—Adjustments to the Warrants.” Any such adjustments that are less than 1% of the exercise price will be carried forward and such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1% of the exercise price, will be made (i) upon exercise of any Warrant; (ii) annually, on May 22 of each year; and (iii) on each of the 10 scheduled trading days immediately prior to the expiration date, unless such adjustment has already been made.

Exercise of Warrants upon a designated event:	If a “designated event” (as defined in the Preliminary Prospectus under “Description of Warrants—Exercise of Warrants upon a Designated Event”) occurs prior to the exercise date, under certain circumstances, a warrantholder that exercises Warrants in connection with such designated event will be entitled to an increased number of shares with respect to such exercised Warrants as described in the Preliminary Prospectus under “Description of Warrants—Exercise of Warrants upon a Designated Event.”

Exercise of Warrants upon an accounting event:	If an “accounting event” (as defined in the Preliminary Prospectus under “Description of Warrants—Exercise of Warrants upon an Accounting Event”) occurs prior to the expiration date, the Issuer will have the right to cause all (but not less than all) outstanding Warrants to be exercised on the 27th trading day following the effective date of such accounting event, and, in connection with such exercise, the Issuer will increase the number of shares to which the warrantholder is entitled with respect to such exercised Warrants as described in the Preliminary Prospectus under “Description of Warrants—Exercise of Warrants upon an Accounting Event” and with reference to the “Designated Event Make-Whole Table” below.

Designated Event Make-Whole Table:	The following table sets forth the number of additional shares to be received per Warrant for given applicable prices and effective dates in connection with a designated event:

Effective Date	Applicable Prices
	$5	$10	$15	$20	$25	$30	$35	$40	$45	$50	$60	$75	$100	$150	$200
5/22/2010	0.0479	0.1427	0.2294	0.3025	0.3634	0.4147	0.4581	0.4111	0.3416	0.2884	0.2131	0.1440	0.0825	0.0297	0.0069
5/22/2011	0.0363	0.1208	0.2042	0.2769	0.3389	0.3917	0.4369	0.3917	0.3238	0.2721	0.1995	0.1337	0.0759	0.0272	0.0064
5/22/2012	0.0259	0.0989	0.1776	0.2494	0.3122	0.3665	0.4136	0.3702	0.3042	0.2542	0.1845	0.1223	0.0686	0.0244	0.0059
5/22/2013	0.0169	0.0773	0.1499	0.2199	0.2831	0.3389	0.3878	0.3464	0.2824	0.2343	0.1680	0.1099	0.0608	0.0214	0.0052
5/22/2014	0.0098	0.0565	0.1212	0.1882	0.2512	0.3083	0.3591	0.3200	0.2581	0.2122	0.1498	0.0962	0.0523	0.0182	0.0045
5/22/2015	0.0046	0.0373	0.0920	0.1543	0.2162	0.2742	0.3270	0.2902	0.2309	0.1874	0.1295	0.0812	0.0432	0.0149	0.0037
5/22/2016	0.0016	0.0208	0.0630	0.1182	0.1775	0.2357	0.2904	0.2563	0.1999	0.1594	0.1068	0.0650	0.0337	0.0116	0.0030
5/22/2017	0.0003	0.0085	0.0358	0.0803	0.1344	0.1917	0.2480	0.2169	0.1641	0.1272	0.0815	0.0474	0.0240	0.0085	0.0023
5/22/2018	0.0000	0.0017	0.0133	0.0420	0.0862	0.1398	0.1970	0.1694	0.1214	0.0896	0.0531	0.0292	0.0148	0.0056	0.0016
5/22/2019	0.0000	0.0000	0.0011	0.0094	0.0334	0.0753	0.1305	0.1076	0.0675	0.0443	0.0226	0.0121	0.0069	0.0029	0.0009
11/22/2019	0.0000	0.0000	0.0000	0.0009	0.0089	0.0353	0.0845	0.0652	0.0333	0.0186	0.0088	0.0055	0.0034	0.0015	0.0005
5/22/2020	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the exact applicable price and/or effective date are not set forth in the table above, then:

•

if the actual applicable price is between two applicable prices in the table or the effective date is between two effective dates in the table, the number of additional shares of common stock to be delivered per Warrant shall be determined by a straight-line interpolation between the number of additional shares of common stock set forth for the higher and lower applicable prices and/or the earlier and later effective dates in the table, based on a 365-day year, as applicable;

•

if the actual applicable price is in excess of $200.00 per share, subject to adjustment as described in the Preliminary Prospectus under “Description of Warrants—Adjustments to the Warrants,” no additional shares of common stock shall be delivered upon exercise of any Warrant in connection with the relevant designated event; and

•

if the actual applicable price is less than $5.00 per share, subject to adjustment as described in the Preliminary Prospectus under “Description of Warrants—Adjustments to the Warrants,” no additional shares of common stock shall be delivered upon exercise of any Warrant in connection with the relevant designated event.

Notwithstanding the foregoing, in no event will the number of shares of common stock deliverable to the warrantholder as a result of the net share settlement calculation or as a result of a designated event, individually or in aggregate, exceed the number of underlying shares.

It is expected that delivery of the Warrants will be made against payment therefor on or about May 25, 2010 which will be 3 business days following the date of pricing of the Warrants hereof (this settlement cycle being referred to as “T+3”).

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the prospectus supplement and accompanying prospectus relating to the offering may be obtained when available by contacting Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: (866) 471–2526, facsimile: (212) 902–9316 or by emailing prospectus–ny@ny.email.gs.com, by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: (800) 503-4611 or by emailing prospectusrequest@list.db.com, or by visiting EDGAR on the Commission’s website at www.sec.gov.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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